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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2012

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended March 31
($ millions)	2012	2011

Revenues and Other Income
Operating revenues, net of royalties (note 3)	9 653	8 943
Other income (note 4)	105	132

	9 758	9 075

Expenses
Purchases of crude oil and products	3 996	3 489
Operating, selling and general	2 454	2 291
Transportation	156	167
Depreciation, depletion, amortization and impairment	947	785
Exploration	45	58
Loss (gain) on disposal of assets	(31)	251
Project start-up costs	1	37
Financing expenses (income) (note 7)	(82)	(49)

	7 486	7 029

Earnings before Income Taxes	2 272	2 046

Income Taxes
Current	497	416
Deferred (note 8)	318	602

	815	1 018

Net Earnings	1 457	1 028

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(50)	37
Foreign currency translation reclassified to net earnings	—	14
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes of $9 (2011 – $4)	(9)	18

Other Comprehensive Income (Loss)	(59)	69

Total Comprehensive Income	1 398	1 097

Per Common Share (dollars) (note 9)
Net earnings – basic	0.93	0.65
Net earnings – diluted	0.93	0.65
Cash dividends	0.11	0.10

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    043

Consolidated Balance Sheets
(unaudited)

($ millions)	Mar 31 2012	Dec 31 2011

Assets
Current assets
Cash and cash equivalents	4 648	3 803
Accounts receivable	5 015	5 412
Inventories	3 716	4 205
Income taxes receivable	670	704

Total current assets	14 049	14 124
Property, plant and equipment, net	53 769	52 589
Exploration and evaluation	3 940	4 554
Other assets	314	311
Goodwill and other intangible assets	3 137	3 139
Deferred income taxes	64	60

Total assets	75 273	74 777

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	749	763
Current portion of long-term debt	12	12
Accounts payable and accrued liabilities	6 947	7 755
Current portion of provisions	1 082	811
Income taxes payable	1 077	969

Total current liabilities	9 867	10 310
Long-term debt	9 853	10 004
Other long-term liabilities	2 188	2 392
Provisions	3 620	3 752
Deferred income taxes	10 053	9 719
Shareholders' equity	39 692	38 600

Total liabilities and shareholders' equity	75 273	74 777

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 044    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
($ millions)	2012	2011

Operating Activities
Net earnings	1 457	1 028
Adjustments for:
Depreciation, depletion, amortization and impairment	947	785
Deferred income taxes	318	602
Accretion	46	38
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(146)	(186)
Change in fair value of derivative contracts	(39)	(55)
Loss (gain) on disposal of assets	(31)	251
Share-based compensation	45	173
Exploration	—	2
Settlement of decommissioning and restoration liabilities	(166)	(138)
Other	(5)	(107)
Decrease in non-cash working capital	48	125

Cash flow provided by operating activities	2 474	2 518

Investing Activities
Capital and exploration expenditures	(1 478)	(1 576)
Acquisitions	—	(842)
Proceeds from disposal of assets	37	2 690
Other investments	—	5
Decrease in non-cash working capital	87	816

Cash flow provided by (used in) investing activities	(1 354)	1 093

Financing Activities
Net change in short-term debt	(14)	(1 232)
Net change in long-term debt	(5)	(4)
Issuance of common shares under share option plans	99	168
Purchase of common shares for cancellation (note 6)	(183)	—
Dividends paid on common shares	(167)	(153)

Cash flow used in financing activities	(270)	(1 221)

Increase in Cash and Cash Equivalents	850	2 390
Effect of foreign exchange on cash and cash equivalents	(5)	(2)
Cash and cash equivalents at beginning of period	3 803	1 077

Cash and Cash Equivalents at End of Period	4 648	3 465

Supplementary Cash Flow Information
Interest paid	64	101
Income taxes paid	368	308

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    045

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	1 028	1 028	—
Foreign currency translation adjustment	—	—	51	—	—	51	—
Actuarial gain on employee retirement benefit plans	—	—	—	—	18	18	—

Total comprehensive income	—	—	51	—	1 046	1 097	—
Issued under share option plans	262	(41)	—	—	—	221	7 405
Issued under dividend reinvestment plan	4	—	—	—	(4)	—	99
Share-based compensation	—	43	—	—	—	43	—
Dividends paid on common shares	—	—	—	—	(153)	(153)	—

At March 31, 2011	20 454	509	(400)	14	15 823	36 400	1 572 993

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

Net earnings	—	—	—	—	1 457	1 457	—
Foreign currency translation adjustment	—	—	(50)	—	—	(50)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(9)	(9)	—

Total comprehensive income	—	—	(50)	—	1 448	1 398	—
Issued under share option plans	145	(31)	—	—	—	114	5 428
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	162
Purchase of common shares for cancellation (note 6)	(71)	—	—	—	(112)	(183)	(5 466)
Liability for share purchase commitment (note 6)	(44)	—	—	—	(66)	(110)	—
Share-based compensation	—	40	—	—	—	40	—
Dividends paid on common shares	—	—	—	—	(167)	(167)	—

At March 31, 2012	20 339	554	(257)	14	19 042	39 692	1 558 760

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 046    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on International Financial Reporting Standards (IFRS) issued and outstanding as at April 30, 2012, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2011.

3. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    047

	Three months ended March 31
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	2 335	2 045	1 690	1 606	6 363	5 838	23	9	10 411	9 498
Intersegment revenues	882	846	272	209	37	1	(1 191)	(1 056)	—	—
Less: Royalties	(280)	(123)	(478)	(432)	—	—	—	—	(758)	(555)

Operating revenues, net of royalties	2 937	2 768	1 484	1 383	6 400	5 839	(1 168)	(1 047)	9 653	8 943
Other income	3	1	41	3	(2)	37	63	91	105	132

	2 940	2 769	1 525	1 386	6 398	5 876	(1 105)	(956)	9 758	9 075

Expenses
Purchases of crude oil and products	48	51	132	120	5 012	4 295	(1 196)	(977)	3 996	3 489
Operating, selling and general	1 517	1 320	193	236	569	575	175	160	2 454	2 291
Transportation	72	85	30	32	48	59	6	(9)	156	167
Depreciation, depletion, amortization and impairment	440	311	360	354	111	102	36	18	947	785
Exploration	40	40	5	18	—	—	—	—	45	58
Loss (gain) on disposal of assets	(29)	112	—	146	(2)	(6)	—	(1)	(31)	251
Project start-up costs	1	37	—	—	—	—	—	—	1	37
Financing expenses (income)	29	18	43	25	(1)	6	(153)	(98)	(82)	(49)

	2 118	1 974	763	931	5 737	5 031	(1 132)	(907)	7 486	7 029

Earnings (Loss) before Income Taxes	822	795	762	455	661	845	27	(49)	2 272	2 046
Income taxes
Current	2	—	437	388	37	15	21	13	497	416
Deferred	213	190	(7)	253	150	203	(38)	(44)	318	602

	215	190	430	641	187	218	(17)	(31)	815	1 018

Net Earnings (Loss)	607	605	332	(186)	474	627	44	(18)	1 457	1 028

Capital and Exploration Expenditures	1 177	1 180	206	228	89	106	6	62	1 478	1 576

(1)
During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment. It was determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

Three months ended
($ millions, increase/(decrease))	March 31, 2011

Gross revenues	(313)
Purchases of crude oil and products	(313)

Net earnings	—

             Suncor Energy Inc.
 048    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. OTHER INCOME

Other Income consists of the following:

	Three months ended March 31
($ millions)	2012	2011

Risk management activities	(7)	(18)
Energy trading activities
Change in fair value of contracts	100	23
Unrealized gains (losses) on inventory valuation	(19)	41
Investment and interest income	18	72
Renewable energy grants	9	12
Other	4	2

	105	132

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2012	2011

Equity-settled plans	40	43
Cash-settled plans	112	228

	152	271

6. NORMAL COURSE ISSUER BID

In February 2012, the company recommenced its Normal Course Issuer Bid (NCIB), and may purchase for cancellation an additional $1 billion of its common shares between February 28, 2012 and September 5, 2012.

During the quarter, the company purchased 5.5 million common shares for total consideration of $183 million. Of the amount paid, $71 million was charged to share capital and $112 million to retained earnings.

At March 31, 2012, the company recorded a liability of $110 million for share purchases that may take place during its internal trading blackout period under an automatic share purchase agreement with an independent broker. Of the liability recognized, $44 million was charged to share capital and $66 million to retained earnings.

During the third and fourth quarters of 2011, the company completed the purchase of 17.1 million shares for total consideration of $500 million under the NCIB announced in August 2011. Of the amount paid, $222 million was charged to share capital and $278 million to retained earnings.

Suncor Energy Inc.
                                                                                                                                       2012 First Quarter    049

7. FINANCING EXPENSES (INCOME)

	Three months ended March 31
($ millions)	2012	2011

Interest on debt	162	161
Capitalized interest	(158)	(100)

Interest expense	4	61
Accretion	46	38
Foreign exchange gain on U.S. dollar denominated long-term debt	(146)	(186)
Foreign exchange and other	14	38

	(82)	(49)

8. INCOME TAXES

In the first quarter of 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

9. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2012	2011

Net earnings	1 457	1 028

(millions of common shares)
Weighted-average number of common shares	1 561	1 570
Dilutive securities:
Effect of share options	6	11

Weighted-average number of diluted common shares	1 567	1 581

(dollars per common share)
Basic earnings per share	0.93	0.65
Diluted earnings per share	0.93	0.65

             Suncor Energy Inc.
 050    2012 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.3 Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2012